SUBSIDIARIES OF 1ST NET TECHNOLOGIES, INC.




          Mariah Communications, Inc., a Colorado corporation

          The Childrens Technology Group, Inc., a Nevada corporation

          SSP Management Corporation, a Colorado corporation